PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
United Kingdom

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Website www.premier-oil.com

15th September 2008

[redacted]

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
UNITED STATES OF AMERICA

Dear Sirs

Premier Oil plc (f/k/a Premier Oil Group plc)
Rule 12g3-2(b) Exemption: File No. 82-34723

In accordance with Premier Oil plc's exemption from the disclosure requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed the following press release dated 8th July 2008.

"Frøy Development Update".

Yours faithfully

for Stephen Huddle
Company Secretary

Enc

PremierOil

23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

Press Release

PREMIER OIL plc
("Premier" or "the Company")

Frøy Development Update

Premier announces that together with Det norske oljeselskap (as Operator) it has submitted the Plan for Development and Operation (PDO) for the Frøy field in Norway to the Ministry of Petroleum and Energy.

The Frøy field is expected to produce 56 million barrels of oil with an initial production of 28,000 barrels of oil per day commencing in Q3 2012. Frøy will be developed using a jack-up platform with drilling and production facilities. Oil will be stored in a tank located on the seabed prior to offloading to shuttle tankers.

A detailed Heads of Agreement has been entered into with Teekay Petrojarl AS regarding the lease of a jack-up production unit. Premier is planning to enter into an agreement with Teekay whereby it will become a 49 per cent partner in the ownership of the unit.

Work will now proceed to finalise the contracts which remain conditional upon satisfactory financing and guarantee arrangements being available, key subcontracts being put in place, subsequent board approvals from Det norkse, Premier and Teekay and on ultimate approval from the appropriate Norwegian authorities.

Premier's Chief Executive, Simon Lockett, said:

"In line with the planned schedule for the project and licence, we have submitted the Plan for Development and Operation (PDO) for the Frøy field to the Norwegian Government. We continue to work on outstanding financial and contractual issues with Det norske and Teekay prior to development sanction decision."

15 September 2008

ENQUIRIES
Premier Oil plc **Tel: 020 7730 1111**
Simon Lockett
Neil Hawkings

Pelham PR
James Henderson **Tel: 020 7743 6673**
Gavin Davis **Tel: 020 7743 6677**

END